SIMPLICITY FINANCIAL INVESTMENT SERVICES, INC.

Financial Report
December 31, 2018

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a PUBLIC Document.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67957

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING <u>01/01/18</u> AND ENDING <u>12/31/18</u>
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Simplicity Financial Investment Services, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

190 Trumbull Street, 3rd Floor
                                            (No. and Street)

Hartford	CT	06103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
 Mitch Leidner (860)724-4511

                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP

                          (Name – *if individual, state last, first, middle name*)

200 Elm Street, 2nd Floor	Stamford	CT	06902
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant
 Public Accountant
 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**





OATH OR AFFIRMATION

I, Mitch Leidner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Simplicity Financial Investment Services, Inc., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

ANTONIETTA LaVECCHIA
ID # 2352487
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 11/16/2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

x (o) Independent Auditors Report regarding Rule 15c3-3 exemption. (Bound under separate cover)

x (p) Rule 15c3-3 Exemption Report. (Bound under separate cover)

Contents



RSM

Report of Independent Registered Public Accounting Firm

RSM US LLP

To the Board of Directors of Simplicity Financial Investment Services, Inc.

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Simplicity Financial Investment Services, Inc. (the Company) as of December 31, 2018, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplementary information contained in Schedules I and II (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of Simplicity Financial Investment Services, Inc.'s financial statements. The Supplemental Information is the responsibility of Simplicity Financial Investment Services, Inc.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

RSM US LLP

We have served as the Company's auditor since November 25, 2008.

Stamford, Connecticut
February 26, 2019

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SIMPLICITY FINANCIAL INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2018

Assets		
Cash	$	44,812
Prepaid expenses and other current assets		1,364
Total Assets	$	46,176
Liabilities		
Due to related party	$	177
Total liabilities		177
Stockholder's Equity		
Common stock, $.001 par value; 100 shares authorized; 100 shares issued and outstanding		-
Additional paid-in-capital		1,068,208
Accumulated deficit		(1,022,209)
Total Stockholder's Equity		45,999
Total Liabilities and Stockholder's Equity	$	46,176

See Notes to Financial Statement.

SIMPLICITY FINANCIAL INVESTMENT SERVICES, INC.

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2018

Revenue		
Commissions	$	5
Expenses		
Employee compensation		76,500
Professional fees		26,465
Licensing and appointment		7,707
Other expenses and taxes		13,171
Occupancy and office expenses		20,100
Technology		6,087
Total expenses		150,030
Net Loss	$	(150,025)

See Notes to Financial Statements.

SIMPLICITY FINANCIAL INVESTMENT SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2018

	Common Stock		Additional Paid-In Capital		Accumulated Deficit		Total
Balance, beginning	$	-	$	885,708	$ (872,184)	$	13,524
Capital contributions		-		182,500	-		182,500
Net Loss		-		-	(150,025)		(150,025)
Balance, ending	$	-	$	1,068,208	$ (1,022,209)	$	45,999

See Notes to Financial Statements.

SIMPLICITY FINANCIAL INVESTMENT SERVICES, INC.

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2018

Cash Flows from Operating Activities		
Net loss	$	(150,025)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Changes in assets and liabilities:		
Increase in prepaid expenses and other current assets		(734)
Decrease in due to related party		(8,793)
Net cash used in operating activities		(159,552)
Cash Flows from Financing Activities		
Capital contributions		182,500
Net decrease in cash		22,948
Cash		
Beginning		21,864
Ending	$	44,812

See Notes to Financial Statements.

SIMPLICITY FINANCIAL INVESTMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2018

Note 1.   Nature of Business and Significant Accounting Policies

Nature of business: Simplicity Financial Investment Services, Inc. (the "Company") was incorporated in the state of Delaware on July 9, 2008. The Company is a limited purpose broker-dealer registered with the Securities and Exchange Commission ("SEC"), and became a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") on March 18, 2009. The primary function of the Company is to engage in dialogue and training regarding the distribution of annuity and life insurance products with Registered Representatives of third-party nonaffiliated broker-dealers. Such dialogue and training may involve comparisons of fixed insurance products to variable/registered products, and discussions related to client suitability between Company Registered Representatives and Registered Representatives of unaffiliated Broker-Dealers. The Company is a wholly-owned subsidiary of Simplicity Financial Marketing Holdings, Inc. (the "Parent').

The Company has elected the exemptive provision from paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Broker/dealers operating under the provisions of (k)(1) are also exempted from the remaining provisions of Rule 15c3-3, including the requirement to make the reserve computations under Rule 15c3-3. The Company does not, directly or indirectly, receive or hold funds or securities for customers or carry customer accounts in any manner.

A summary of the Company's significant accounting policies follows:

Basis of accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue recognition: Commission revenues are recognized when earned at the trade date of securities transactions or upon the occurrence of events that satisfy the performance obligation.

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2014-09 (Topic 606), "Revenue from Contracts with Customers". Topic 606 states that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company has adopted the new standard effective January 1, 2018, using the modified retrospective approach. Based on the Company's analysis, the adoption of ASU 2014-09 did not have a material impact on the Company's financial position, results of operations, equity or cash flows.

Income taxes: The Company is classified as a "C" corporation for income tax purposes, and files a consolidated tax return with its Parent. The Company records its own tax provision as if it were a separate filer.

Deferred taxes are provided on the asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Accounting estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SIMPLICITY FINANCIAL INVESTMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS, Continued
December 31, 2018

Note 2.   Net Capital Requirements

The Company is subject to the Security Exchange Commissions Uniform Net Capital requirements (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn as cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company had net capital of $44,635, which was $39,635 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 0.40%.

Note 3.   Related Party Transactions

The Company has an expense sharing agreement with its Parent effective January 1, 2018 that allocates certain costs to the Company based on the approximate percentage of time spent by personnel for wages and payroll taxes, and a reasonable basis for certain other costs in proportion to the total of those costs incurred by the Parent. For the year ended December 31, 2018, the Parent charged the Company $108,500 for allocated wages, payroll taxes and operating costs.

The Company has experienced operating losses in recent years due to the lack of revenues and the Parent has provided financial support to the Company during 2018 and intends to provide financial support to the Company as necessary through at least March 31, 2020.

Note 4.   Broker's Bond

The Company carries a broker's blanket fidelity bond in the amount of $100,000.

Note 5.   Income Taxes

On December 22, 2017 H.R. 1, originally known as the Tax Cuts and Jobs Act, (the "Tax Act") was enacted. Among the significant changes to the U.S. Internal Revenue Code, the Tax Act lowers the U.S. federal corporate income tax rate ("Federal Tax Rate") from 35% to 21% effective January 1, 2018.

In December 2017, the Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 118, which addresses how a company recognizes provisional amounts when a company does not have the necessary information available, prepared or analyzed (including computations) in reasonable detail to complete its accounting for the effect of the changes in the Tax Act. The measurement period ends when a company has obtained, prepared and analyzed the information necessary to finalize its accounting, but cannot extend beyond one year.

As of December 31, 2018, the Tax law had no effect on the Company's net loss for the year ended December 31, 2018 as the Company recorded a 100% valuation allowance against its net deferred tax asset arising from net operating losses at December 31, 2018.

The components of deferred taxes as of December 31, 2018 are as follows:

Federal net operating loss carryforward	$	162,805
State net operating loss carryforward		63,000
Total deferred tax assets before valuation allowance	$	225,805
Valuation allowance		(225,805)
Net deferred tax asset	$	-

Note 5.   Income Taxes (Continued)

As of December 31, 2018, the Company had net operating loss carryforwards available for tax purposes in its consolidated tax return filing with its Parent of approximately $838,000 for Federal and State tax purposes. Realization of deferred tax assets is dependent on future earnings of the Company and its Parent, the timing and amount of which is uncertain. Generally accepted accounting principles require a valuation allowance to reduce reported deferred tax assets if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of all evidence, both positive and negative, the Company has recorded a full valuation allowance against its deferred tax assets at December 31, 2018 because the Company's management has determined that is it more likely than not that these assets will not be realized.

Loss carryforwards for tax purposes have the following expiration dates:

Expiration Date	Federal	State
2028	$ 8,000	$ 8,000
2029	94,000	94,000
2030	126,000	126,000
2031	72,000	72,000
2032	86,000	86,000
2033	15,000	15,000
2034	-	-
2035	145,000	145,000
2036	142,000	142,000
Indefinite	150,000	150,000
	$ 838,000	$ 838,000

The provision for income taxes charged to operations for the year ended December 31, 2018 consists of the following:

Current tax benefit	$ (31,500)
Deferred tax expense	31,500
	$ -

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year on the tax returns of the stockholder. With few exceptions, the Company's Parent is no longer subject to U.S. Federal or state and local tax examinations by tax authorities for years before 2015. For the year ended December 31, 2018, management has determined that there are no material uncertain income tax positions.

Note 6.   Subsequent Events

The Company has evaluated subsequent events through the date at which these financial statements were issued on February 26, 2019, and determined that there have not been any events that have occurred that would require adjustments to or disclosure in the financial statements.

SCHEDULE I - COMUPTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSIONS
December 31, 2018

Computation of Net Capital		
Total stockholder's equity from statement of financial condition	$	45,999
Deductions		
Non-allowable assets:		
Prepaid expenses and other assets		(1,364)
Net capital	$	44,635
Aggregate indebtedness	$	177
Minimum net capital required to be maintained		5,000
Net capital in excess of minimum requirements	$	39,635
Percentage of aggregate indebtedness to net capital		0.40%

Note: There were no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part II A filing. Accordingly, no reconciliation is deemed necessary.

SIMPLICITY FINANCIAL INVESTMENT SERVICES, INC.

SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(1) of the Rule.